SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2021

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ/ME No. 07.526.557/0001-00

NIRE 35.300.368.941

NOTICE TO THE MARKET

Ambev S.A. (“Company” or “Ambev”), in compliance with Circular Letter No. 7/2020-CVM/SEP, informs that Mr. Jean Jereissati Neto, its Chief Executive Officer, will participate in a public event to be held today, as indicated below:

Event: “Best of ESG”, from Exame magazine, to be held on May 12, 2021, at 6:30pm, which will discuss and debate environmental, social and governance aspects. Mr. Jean Jereissati Neto will participate in a live transmission to be mediated by Exame magazine.

Topic: The main topic of the event is “Best of ESG: Rethinking the value of everything”, in which it will be discussed the environmental, social and governance aspects of the companies and how to move forward.

Where: The event will be broadcasted live on the official channels of Exame and can be accessed at the link: https://www.youtube.com/user/portalexame/videos.

São Paulo, May 12, 2021.

Ambev S.A.

Lucas Machado Lira

Chief Financial and Investors Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2021

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer